Exhibit 21

LIST OF SUBSIDIARIES

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of registered/ paid up share capital	Effective interest held

Luduson Entertainment Limited	Hong Kong	Sales and marketing	10,000 ordinary shares at par value of HK$1	100%

G Music Asia Limited	British Virgin Islands	Event planning	2 ordinary shares at par value of US$1	100%